Filed pursuant to Rule 424(b)(3)
File No. 333-274044

PGIM CREDIT INCOME FUND

SUPPLEMENT NO. 1 DATED JUNE 27, 2024

TO THE PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION

DATED DECEMBER 6, 2023

This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus (the “Prospectus”) and statement of additional information (“SAI”) of PGIM Credit Income Fund (the “Fund”), dated December 6, 2023. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and the SAI.

Effective on or about June 28, 2024, SS&C GIDS, Inc. will replace BNY Mellon Asset Servicing (US) Inc. (“BNYMAS”), as the Fund’s sub-transfer agent.

Accordingly, effective on or about June 28, 2024, all references in the Prospectus to BNYMAS as sub-transfer agent are replaced by SS&C GIDS, Inc., 430 W 7th Street, Suite 219929 Kansas City, MO 64105-1407.

In addition, effective on or about June 28, 2024, as a result of the change in the sub-transfer agent, there are certain changes to the contact information for the Fund or the sub-transfer agent and procedures for purchasing shares of the Fund, as set forth below.

The following paragraph replaces the fourth to last paragraph of the inside front cover of the Prospectus and supplements and supersedes any information to the contrary in the Prospectus.

This prospectus provides information that you should know about the Fund before investing. Please read this prospectus carefully and keep it for future reference. A Statement of Additional Information, dated December 6, 2023, as it may be amended (the “SAI”), containing additional information about the Fund has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. Additional information about the Fund has been filed with the SEC and is available upon written or oral request and without charge. You may also obtain the SAI and other information regarding the Fund on the SEC’s website at http://www.sec.gov. For a free copy of the Fund’s most recent SAI, annual report or semi-annual report or to request other information or ask questions about the Fund, please write to the Fund at 655 Broad Street, Newark, NJ 07102-4410 or call toll-free at (844) 753-6354 or visit the Fund’s website, when available, at www.pgim.com. This reference to the website does not incorporate the contents of the website into this prospectus.

The following paragraph replaces the second to last paragraph of the inside front cover of the Prospectus and supplements and supersedes any information to the contrary in the Prospectus.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary or, if you are a direct investor, you can call (844) 753-6354 to let the Fund know you wish to receive paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held within the Fund complex if you invest directly with the Fund.

The following paragraph replaces the first paragraph in the section of the Prospectus titled “The Fund” and supplements and supersedes any information to the contrary in the Prospectus.

The Fund is a newly organized, diversified, closed-end management investment company registered under the Investment Company Act. The Fund continuously offers its Common Shares and is operated as an “interval fund.” The Fund currently offers three classes of Common Shares: Class Z Shares, Class A Shares and Class C Shares. The Fund was organized as a Delaware statutory trust on July 24, 2023, pursuant to the Agreement and Declaration of Trust (the “Declaration of Trust”), which is governed by the laws of the State of Delaware. As a newly organized entity, the Fund has no operating history. The Fund’s principal office is located at 655 Broad Street, Newark, NJ 07102-4410 and its telephone number is (844) 753-6354 (toll-free).

The following paragraph replaces the last paragraph in the section of the Prospectus titled “Distribution Reinvestment Plan” and supplements and supersedes any information to the contrary in the Prospectus.

All correspondence or questions concerning the DRIP should be directed to the Plan Administrator, at Prudential Mutual Fund Services LLC, P.O. Box 219929, Kansas City, MO 64121-9929 or by calling the Plan Administrator (toll-free) at (844) 753-6354.

The following paragraph replaces the subsection of the Prospectus titled “Plan of Distribution – Purchasing Directly From the Fund – Purchase by Mail” and supplements and supersedes any information to the contrary in the Prospectus.

Purchase by Mail. To purchase Common Shares by mail, simply complete and sign the account application and mail it, or for subsequent purchases include name, fund name and account number along with a check made payable to PGIM Investments LLC:

Regular Mail	Overnight or Express Mail
PGIM Investments LLC P.O. Box 219929 Kansas City, MO 64121-9929	PGIM Investments LLC 430 W 7th Street, Suite 219929 Kansas City, MO 64105-1407

The subsection of the Prospectus titled “Plan of Distribution – Purchasing Directly From the Fund – Telephone Purchase” is deleted in its entirety.

The following paragraph replaces the subsection of the Prospectus titled “Plan of Distribution – Purchasing Directly From the Fund –Initial Investment – By wire” and supplements and supersedes any information to the contrary in the Prospectus.

Initial Investment — By wire. To purchase by wire, the Transfer Agent must have a completed account application before your wire is sent. A purchase order will not be accepted until the Fund has received the completed application and any requested documentation in proper form. Wired funds must be received by 4:00 p.m. Eastern Time to be eligible for same day pricing. Call the Transfer Agent at (844) 753-6354 between 8:00 a.m. and 5:00 p.m. Central Time on any day the New York Stock Exchange is open for business to advise of your intent to wire. This will ensure proper credit.

The following paragraph replaces the subsection of the Prospectus titled “Plan of Distribution – Lost Stockholders, Inactive Accounts and Unclaimed Property” and supplements and supersedes any information to the contrary in the Prospectus.

Lost Shareholders, Inactive Accounts and Unclaimed Property.

It is important that the Fund maintains a correct address for each investor. An incorrect address may cause an investor’s account statements and other mailings to be returned to the Fund. Based upon statutory requirements for returned mail, the Fund will attempt to locate the investor or rightful owner of the account. If the Fund is unable to locate the investor, then the Fund will determine whether the investor’s account can legally be considered abandoned. Mutual fund accounts may be transferred to the state government of an investor’s state of residence if no activity occurs within the account during the “inactivity period” specified in the applicable state’s abandoned property laws, which varies by state. The Fund is legally obligated to escheat (or transfer) abandoned property to the appropriate state’s unclaimed property administrator in accordance with statutory requirements. The investor’s last known address of record determines which state has jurisdiction. Please proactively contact the Transfer Agent toll-free at (844) 753-6354 at least annually to ensure your account remains in active status.

The following paragraph replaces the subsection of the Prospectus titled “Plan of Distribution – Anti-Money Laundering” and supplements and supersedes any information to the contrary in the Prospectus.

In compliance with the USA Patriot Act of 2001, please note that the Transfer Agent will verify certain information on your account application as part of the Fund’s Anti-Money Laundering Program. As requested on the account application, you must supply your full name, date of birth, social security number and permanent street address. If you are opening the account in the name of a legal entity (e.g., partnership, limited liability company, business trust, corporation, etc.), you must also supply the identity of the beneficial owners. Mailing addresses containing only a P.O. Box will not be accepted. Please contact the Transfer Agent at (844) 753-6354 if you need additional assistance when completing your account application.

If the Fund does not have a reasonable belief of the identity of a customer, the account will be rejected, or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund may also reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

The following paragraph replaces the subsection of the Prospectus titled “Plan of Distribution – Letter of Intent” and supplements and supersedes any information to the contrary in the Prospectus.

Letter of Intent

A Letter of Intent (a “LOI”) provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13-month period, provided that the investor refers to such LOI when placing orders. For purposes of an LOI, the “Amount of Investment” as referred to in the preceding sales charge table includes all purchases of Common Shares over the 13-month period based on the total amount of intended purchases plus the value of all shares previously purchased and still owned. An alternative is to compute the 13-month period starting up to 90 days before the date of execution of an LOI. Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal. The LOI imposes no obligation to purchase or sell additional shares and provides for a price adjustment depending upon the actual amount purchased within such period. If the total investments under the LOI are less than the intended amount and thereby qualify for a higher sales charge than actually paid, the appropriate number of escrowed shares is redeemed and the proceeds are used towards satisfaction of the obligation to pay the increased sales charge. If a redemption order is received for an account prior to the satisfaction of the LOI, any shares not held in escrow will be redeemed first. Common Shares held in escrow will then be redeemed and a portion of the proceeds will be used to satisfy the obligation to pay the higher sales charge. Please contact the Transfer Agent to obtain an LOI application at P.O. Box 219929, Kansas City, MO 64121-9929.

Kansas City, MO 64121-9929

The following paragraph replaces the first paragraph of the front cover of the SAI and supplements and supersedes any information to the contrary in the SAI.

PGIM Credit Income Fund, a Delaware statutory (the “Fund”), is a newly organized, diversified, closed-end management investment company that continuously offers its shares and is operated as an “interval fund.” This Statement of Additional Information (“SAI”) relating to the common shares of beneficial interest, par value $0.001 per share (“Common Shares”), does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto dated December 6, 2023 (the “Prospectus”). This SAI, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Common Shares, and investors should obtain and read the Prospectus prior to purchasing such Common Shares. A copy of the Prospectus may be obtained without charge by calling (844) 753-6354. You may also obtain a copy of the Prospectus on the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

The following paragraph replaces the first paragraph of the section of the SAI titled “Additional Information” and supplements and supersedes any information to the contrary in the SAI.

A Registration Statement on Form N-2, including amendments thereto, relating to the Common Shares offered hereby, has been filed by the Fund with the SEC in Washington, D.C. The Fund’s prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. You may obtain the complete Registration Statement from the SEC’s website at http://www.sec.gov. To obtain annual and semi-annual shareholder reports electronically (when available), please visit the Fund’s website, when available, at www.pgim.com, which will also provide a link to the SEC’s website, or call (844) 753-6354 (toll-free). You may also call this number to request additional information or to make other inquiries pertaining to the Fund.